[ACI Worldwide, Inc. Letterhead]
August 30, 2011
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
     Re: Application Pursuant to Rule 437 under the Securities Act of 1933
Ladies and Gentlemen:
     Reference is hereby made to the Registration Statement on Form S-4 (Registration No. 333-     ) filed by ACI Worldwide, Inc. (“ACI”) with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) on August 30, 2011 (as amended from time to time, the “Registration Statement”). ACI hereby applies to the Commission to dispense with the requirement that the consents of PricewaterhouseCoopers LLP (“PwC”), as the independent auditors of S1 Corporation (“S1”), and Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu (“Brightman”), as the independent accountants for Fundtech Ltd. (“Fundtech”), be filed as exhibits to the Registration Statement for the reasons set forth below.
     Pursuant to the Registration Statement, ACI is seeking to register its shares to offer in exchange for outstanding S1 shares of common stock (“S1 Shares”). Item 15 of Form S-4, read together with the instructions for Item 11 of Form S-4, require that the Registration Statement include S1’s Annual Report on Form 10-K for its fiscal year ended December 31, 2010 (“S1 10-K Report”). The S1 10-K Report incorporates by reference the auditor’s report by PwC (“Auditor’s Report”) with respect to the financial statements audited by PwC included in the S1 10-K Report. Accordingly, Rule 436(a) under the Securities Act requires that a consent of PwC to the inclusion of the Auditor’s Report in the Registration Statement through incorporation by reference (the “PwC Consent”) be filed as an Exhibit to the Registration Statement.
     Additionally, in accordance with the rules and regulations promulgated by the Commission, the Registration Statement incorporates by reference Fundtech’s Annual Report on Form 20-F for its fiscal year ended December 31, 2010 (the “Fundtech 20-F”), including the financial statements and auditor’s report (“Auditor’s Report”) included therein. Accordingly, Rule 436(a) under the Securities Act requires that a consent of Brightman to the inclusion of the Auditor’s Report in the Registration Statement through incorporation by reference (the “Brightman Consent”) be filed as an Exhibit to the Registration Statement.
     ACI believes that obtaining the consents of PwC and Brightman with respect to the inclusion of the Auditor’s Reports in the Registration Statement is not practicable. As discussed in the Background of the Exchange Offer on pages 45-51 of the Registration Statement filed on August 30, 2011, ACI has in the past considered a potential business combination transaction involving S1 and in

U.S. Securities and Exchange Commission
August 30, 2011

connection therewith engaged in discussions with representatives of S1 over an approximately one-year period beginning in the Summer of 2010. On July 26, 2011, ACI publicly announced its proposal to combine the businesses of ACI and S1 through a merger transaction in which ACI would acquire all of the issued and outstanding S1 Shares in a cash and stock transaction. On August 2, 2011, S1 announced that the S1 Board had rejected the ACI proposal. Subsequently, on August 22, 2011, S1 filed its definitive proxy for its proposed merger with Fundtech. We intend to request the consents from PwC and Brightman.
     As contemplated by Rule 409 promulgated under the Securities Act and Rule 12b-21 promulgated under the Securities Exchange Act of 1934, as amended, ACI will request by letters dated August 29, 2011 that PwC and Brightman each provide to ACI a consent. Similar letters will be delivered on August 30, 2011 to S1’s Senior Vice President Corporate Development, Chief Legal Officer and Secretary and to Fundtech’s General Counsel.
     ACI’s proposed exchange offer for the outstanding equity securities of S1 is an unsolicited offer.
     For the reasons set forth above, ACI believes that obtaining the PwC and Brightman Consents is impracticable. We therefore respectfully request that ACI be permitted to dispense with the PwC Consent and the Brightman Consent in the Registration Statement.
     Thank you for your attention to this matter.
Sincerely,
Scott W. Behrens
Executive Vice President, Chief
Financial Officer and Chief Accounting Officer
Direct Tel: (402) 778-2177
scott.behrens@aciworldwide.com
cc: Robert A. Profusek